DEXIA

07027642

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

October 17th, 2007

***Attention*: Special Counsel/Office of International Corporate Finance**

| **DEXIA** |
| --- |
| **Information Pursuant to Rule 12g3-2(b)** |
| **File No. 82-4606** |

Dear Sir or Madam

We send you enclosed the English version of the press release of October 17th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

**17/10/2007**
**1 p.**

**Dexia** will publish its 3rd quarter results 2007 on **Friday, November 16, 2007 at 7.00 a.m.** (Brussels/Paris time) instead of Thursday, November 15, at 2.00 p.m. The change in timing is triggered by Dexia's will to meet best market practices.
The press release will be posted on Dexia's website www.dexia.com at the same time.

---

**Dexia** publiera ses résultats du troisième trimestre 2007 le **vendredi 16 novembre 2007 à 7h00** (heure de Bruxelles/Paris) au lieu du jeudi 15 novembre 14h00. Cette évolution traduit la volonté du groupe de se conformer aux meilleures pratiques de marché en matière d'heures de publication.
Le communiqué de presse sera en ligne sur le site Dexia www.dexia.com à la même heure.

---

**Dexia** publiceert zijn resultaten over het derde trimester 2007 op **vrijdag 16 november 2007 om 7u00** (uur Brussel/Parijs) in plaats van donderdag 15 november om 14u00. Dexia wil zich richten naar de best practices op de markten en verandert daarom zijn timing.
Het persbericht zal vanaf dat ogenblik online beschikbaar zijn op de Dexia site www.dexia.com.



| | |
|---|---|
| Press department Brussels | +32 2 213 50 81 |
| Press department Paris | +33 1 58 58 86 75 |
| Investor Relations Brussels | +32 2 213 57 46 / 49 |
| Investor Relations Paris | +33 1 58 58 85 56 / 85 97 |



END